P.E. 2/1/02

02016060

SEC 1815 (02/2001)
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FEB 19 2002

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2001

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Breakwater Resources Ltd.
(Translation of registrant's name into English)

95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BREAKWATER RESOURCES LTD.
(Registrant)

By: *(signed) E. Ann Wilkinson*
E. Ann Wilkinson
Corporate Secretary

Date: February 15, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

BREAKWATER RESOURCES LTD.
(Exact name of registrant as specified in its charter)

EXHIBITS

INDEX TO EXHIBITS

The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.

Number	Exhibit
1.	News release issued February 15, 2002.
2.	Notice of Record and Meeting Dates.

EXHIBIT 1

BREAKWATER RESOURCES LTD.
95 Wellington Street West, Suite 2000
Toronto, Ont., M5J 2N7

Tel: (416) 363-4798
Fax: (416) 363-1315

NEWS RELEASE

February 15, 2002.....(TSE..BWR) Breakwater Resources Ltd. announces that in the fourth quarter of 2001, the Corporation changed its accounting policy for revenue recognition. Under the new policy, which has been adopted retroactively with restatement of prior periods, revenue is recognized following the transfer of title of metal concentrate and the determination of the final settlement price in accordance with the contractual arrangements with customers. Normally, the final settlement price is computed based on the average quoted metal prices for a specified period of time, normally one to three months, subsequent to shipment to the customer. Provisional payments made by customers upon receipt of shipments of metal concentrate are classified on the Balance Sheet as current liabilities captioned as "Provisional payments for concentrate inventory shipped and not priced". Concentrate inventory is valued at the lower of cost and net realizable value. Cost represents the average cost, and includes direct labour and material, mine site overhead and depreciation and depletion.

Previously, revenue was recognized when the ore was mined, processed and in a deliverable form as concentrate. This change is consistent with the trend in the industry.

The effects of this change on the consolidated financial statements were as follows:

Increase (decrease) in:	Nine months ended September 30 (unaudited)		Years ended December 31		
($000's)	2001	2000	2000	1999	1998
Gross sales revenue	23,022	(13,376)	(19,144)	(19,837)	(3,994)
Treatment and marketing costs	8,151	(4,600)	(8,486)	(7,968)	(1,752)
Net revenue	14,871	(8,776)	(10,658)	(11,869)	(2,242)
Direct operating costs	10,674	(7,683)	(16,025)	(2,079)	(4,638)
Earnings	4,197	(1,093)	5,367	(9,790)	2,396
Deficit beginning of period	6,677	12,044	12,044	2,254	4,650
Deficit end of period	2,480	13,137	6,677	12,044	2,254
Loss per share	($0.05)	-	($0.06)	-	($0.03)
Earnings per share	-	($0.01)	-	($0.13)	-

Increase (decrease) in:	September 30, 2001 (unaudited)	December 31, 2000	December 31, 1999
Assets			
Accounts receivable – concentrate	(3,347)	(3,364)	(3,667)
Concentrate inventory	19,952	18,428	12,574
Mineral properties and fixed assets	-	(2,629)	-
Liabilities and Shareholders' Equity			
Provisional payments for concentrate inventory shipped and not priced	18,967	19,062	20,779
Deficit	2,480	6,677	12,044
Cumulative translation adjustments	118	51	172

Restated financial statements for the periods ended September 30, 2001 and 2000 are being filed on www.sedar.com concurrently with the issue of this release and will be made available from the Company's website at www.breakwater.ca as soon as possible.

Should you require further information please contact:

C. K. Benner,
President and Chief Executive Officer
416-363-4798 Ext. 269
cbenner@breakwater.ca

René R. Galipeau
Executive Vice President
and Chief Financial Officer
416-363-4798 Ext.260
rgalipeau@breakwater.ca

EXHIBIT 2

BREAKWATER RESOURCES LTD.
95 Wellington Street West, Suite 2000
Toronto, Ont., M5J 2N7
Tel: (416) 363-4798
Fax: (416) 363-1315

February 15, 2001

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Department of Justice, Northwest Territories
Nova Scotia Securities Commission
Territory of Nunavut
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Department of Justice, Yukon
The Toronto Stock Exchange
The U.S. Securities & Exchange Commission
Industry Canada

Dear Sirs:

Re: Annual and Special Meeting of Breakwater Resources Ltd.

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of **BREAKWATER RESOURCES LTD.** (the "Company") will be held on **Tuesday, April 30, 2002.**

March 13, 2002 has been set as the record date for the determination of shareholders of the Company entitled to receive notice of the Meeting.

Yours truly,

Breakwater Resources Ltd.

E. Ann Wilkinson
E. Ann Wilkinson
Corporate Secretary